Exhibit 99.(a)(5)(II)

Telephone Conference on the Release of
E.ON AG’s Interim Report for January 1 – June 30, 2006

Düsseldorf, August 15, 2006

Presentation by:

Dr. Erhard Schipporeit

Member of the E.ON AG Board of Management and CFO

Please check against delivery

Telephone Conference on E.ON 1H06 Interim Report Presentation by Dr. Erhard Schipporeit	Page 2 of 6

Ladies and gentlemen, I too would like to welcome you to our conference call.

Along with the strategic issues mentioned by Wulf Bernotat, our half-year results demonstrate that we’ve also further improved our operating performance. This is particularly visible in the solid development of adjusted EBIT, our key performance measure.

In detail, our results looked as follows:

•      We grew sales by 31 percent to about €37 billion. All our market units contributed to the advance. One important factor was the global increase in raw-material and energy prices which led to higher average power and gas prices. We also benefited from the inclusion of newly consolidated regional utilities (particularly in Bulgaria, Hungary, and Romania) and from weather-driven volume increases (particularly in our natural gas business).

•      Adjusted EBIT rose by 13 percent to €4.8 billion. Our Pan-European Gas market unit posted an especially strong earnings increase.

–     Central Europe increased its adjusted EBIT by 5 percent to €2.5 billion. The positive factors included higher electricity prices, weather-driven increases in natural gas sales volumes, and the inclusion of newly consolidated subsidiaries in eastern Germany and Eastern Europe. These factors were moderated by significantly higher costs for conventional fuel and power procurement. In addition, we created provisions for the expected consequences of government regulation of network charges in Germany. This was made necessary by the Federal Network Agency’s plan to require network operators to adjust their network charges retroactively effective November 1, 2005. This nonrecurring item had a substantial negative impact on earnings.

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–     Pan-European Gas posted the largest earnings increase, with adjusted EBIT rising by a substantial 82 percent to nearly €1.5 billion. The Up-/Midstream business unit, which recorded particularly strong earnings growth, benefited from high oil and natural gas price levels, whereas oil price developments had had a negative impact in the prior-year period. Temperature-driven volume increases in the first quarter, bill adjustments for the cold winter, sales growth outside Germany, and nonrecurring income from the final clear of trading transactions also contributed to the increase in adjusted EBIT.

–     U.K. improved its performance significantly in the second quarter and posted a first-half adjusted EBIT of €451 million, below the prior-year figure. The impact of considerably higher gas costs in the first quarter of 2006 was only partially counteracted by price rises in the residential segment as well as cost and profit initiatives. Higher costs for procuring CO2 allowances also had an adverse effect on adjusted EBIT.

–     Nordic’s adjusted EBIT of €428 million was unchanged from the prior-year figure. Positive factors included rising spot electricity prices and successful hedging activities which enabled Nordic to secure higher effective sales value for its production portfolio. Negative factors included increased taxes on hydro and nuclear production assets and the absence of earnings streams from the hydroelectric plants sold to Statkraft. The decline in the Swedish krona also negatively affected Nordic’s adjusted EBIT in reporting currency.

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–     U.S. Midwest’s adjusted EBIT declined by 5 percent to €165 million. The main factors in the regulated business were lower sales volumes due to milder weather and the costs associated with participation in the new MISO market, introduced on April 1, 2005. These factors were partially counteracted by favorable exchange-rate differentials.

•      Despite the solid operating performance of our market units, our net income was, as expected, below the prior-year figure, declining by 7 percent to €2.8 billion.

The main reason was the sharp drop in other nonoperating earnings, which fell to minus €1.1 billion, mainly due to the fulfillment of derivative gas procurement contracts and from the marking to market of derivatives.

Positive factors included book gains of €606 million on the Degussa transaction and the sale of securities. In addition, our tax expense was lower due to a higher share of tax-free income, in particular the tax-free book gain on the Degussa transaction. On balance, though, these positive factors did not fully counteract the decline in net income caused by the marking to market of derivatives.

•     This quarter we are disclosing adjusted net income for the first time. This figure is adjusted to eliminate extraordinary effects such as the marking to market of derivatives and book gains on disposals. Adjusted net income increased by a substantial 32 percent year on year to €2.8 billion.

•     Cash provided by operating activities of €2.8 billion was roughly on par with the year-earlier figure. The decline at Central Europe is mainly attributable to an increase in working capital; at Pan-European Gas, to delayed payments. This was counteracted by improvements at U.K., Nordic, and U.S. Midwest resulting primarily from the absence of negative one-off effects from the previous year.

Telephone Conference on E.ON 1H06 Interim Report Presentation by Dr. Wulf H. Bernotat	Page 5 of 6

•     Free cash flow fell by 29 percent to €1.3 billion. With cash provided by operating activities roughly unchanged, the decline is entirely attributable to the increase in investments in property, plant, and equipment, which rose by about 50 percent to €1.5 billion and were mainly directed at power generation and distribution assets.

•     Our high free cash flow had a positive effect on our net financial position. As expected, however, our net financial position of minus €2.6 billion was nearly €6.5 billion below the figure reported at year end 2005. This is attributable to our exceptionally high dividend payout of €4.8 billion (which includes the special dividend paid out in May) as well as the nonrecurring €2.6 billion contribution to pension plan assets in the first quarter as part of our contractual trust arrangement.

Overall, we’re very satisfied with our first-half operating performance. Consequently, we’ve revised upwards our forecast for full-year adjusted EBIT. Both operationally and financially, we’re superbly prepared to take the strategic steps ahead.

This presentation does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the prospectus and U.S. tender offer statement from E.ON regarding the proposed tender offer for Endesa when they become available, because they will contain important information. The prospectus and certain complementary documentation will be filed in Spain with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of the prospectus (when it is available) and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, and Santander Investment Bolsa SV SA or Santander Investment SA, Corredores de Bolsa. The prospectus will also be available on the websites of the CNMV (www.cnmv.es) and E.ON (www.eon.com). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON, when they become available, by directing a request to E.ON AG, External Communications, Tel.: +49-211-4579-453.

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This presentation may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

E.ON prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). This presentation may contain references to certain financial measures (including forward-looking measures) that are not calculated in accordance with U.S. GAAP and are therefore considered “non-GAAP financial measures” within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these non-GAAP financial measures to the most comparable U.S. GAAP measure or target, either in its Annual Report, in its interim report or on its website at www.eon.com. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These non-GAAP financial measures should not be considered in isolation as a measure of E.ON’s profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash flow provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.